Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales registered 32,938 units in July 2019

Focuses on retail acceleration and stock correction in challenging environment

Mumbai, August 1, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market witnessed a drop of 34% at 32,938 units compared to 50,100 units sold over last year as subdued demand continued in July 2019. The cumulative sales for the domestic market (April 2019 - July 2019) decline by 23% at 164,817 units as compared to 214,679 units sold over the same period last year.

Domestic - Commercial Vehicles

Tata Motors’ Commercial Vehicles (CV) domestic sales in July 2019 at 22,453 units registered a drop of 36% compared to 34,817 units sold last July. Retail sale is estimated to be higher than wholesale by 38%, thereby reducing the dealer stock considerably. Company focused on system stock reduction, in light of significant contraction in demand, and impending transition to BSVI towards the end of the year, necessitating consumption of entire BSIV stock by year-end. We will continue to focus on reducing the system stock, including dealer stock in interest of their profitability and working capital reduction.

The market continues to exhibit subdued demand sentiment as customers are postponing purchases given the poor freight availability, the falling freight rates impacting their viability. The slowing economy, excess capacity created on account of increased axle load norm, slowdown in execution of infrastructure projects over past few quarters, drop in discretionary consumption, and poor liquidity conditions in tight financing environment have led to severe contraction in total industry volumes across segments.

•	The M&HCV truck segment July 19 sales at 5,465 units has declined by 46% over July 18.
•	I&LCV truck segment sales in July at 3,167 units dropped by 21% over last July.
•	The SCV and pickup segment registered sales at 10,937 units in July 2019, a drop of 30% over last July.
•

The commercial passenger carrier segment July’19 sales at 2,884 units registered a drop of 42% over July 2018. Leaving aside the small commercial passenger segment, sales was at 2700 units in July 2019 a marginal growth of 2.7% over July 2018.

Amidst challenging current environment our overall progress for BSVI transition is on track, in terms of product readiness and certification, as well as field preparedness

Domestic - Passenger Vehicles

In the first Quarter, the company launched its strategy under the new paradigm, with the focus on retail sales and help in reducing dealer stocks. In July 2019 despite the challenging market condition, the Passenger Vehicles retail sales was marginally better than whole sales, resulting in a slight reduction in the dealer stock. We worked on increasing our retail sales by increasing our footprints. In April-July 2019, we added 48 new sales points across country, which includes 30, added in July 2019. Dealer network has added over 2600 sales executives in our quest to increase sales. The offtake declined by 31%, at 10,485 units, as compared to units sold in July 2018 which is in line with the decline on the industry (31%), and as a result market share remained same as last year. The cumulative sales in the domestic market for the fiscal (April 2019 -July 2019) were at 47,430 units, a drop of 32%, compared to units sold, in the same period last year.

This month was also very special for us as we witnessed two important milestones – the roll out the 100,000th Nexon and the celebration of 10,000 customers for the Harrier with the launch of its new dual tone version.

**The base for July 2018 has been adjusted by 1796 nos due to rationalization of TMLD.

Exports

The company’s sales from exports (from CV and PV) in July 2019 was at 3,374 units, lower by 32% over July 2018. The focus has been to correct the stocks in SAARC, Middle East and key markets in Africa. Amidst drop in total industry volumes, we managed to maintain & increase market share in most of our focus markets.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.